Exhibit 99.1

J-Star Holding Holding Co., Ltd Announces 1-for-5 Share Consolidation

Taichung City, Taiwan – July 8, 2026 – J-Star Holding Co., Ltd. (Nasdaq: YMAT) (“J-Star” or the “Company”), today announced that it plans to implement a 1-for-5 share consolidation of its Class A ordinary shares (“Class A Ordinary Shares”) and Class B ordinary shares (“Class B Ordinary Shares”) (the “Share Consolidation”), effective on July 10, 2026.

Beginning with the opening of trading on July 10, 2026, the Company’s Class A Ordinary Shares will begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “YMAT”, but under a new CUSIP number of G81237136. The objective of the Share Consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market. Upon the effectiveness of the Share Consolidation, every five (5) issued and outstanding Class A ordinary shares, par value of US$0.50 each, and Class B Ordinary Shares, par value of US$0.50 each, will automatically be converted into one issued and outstanding Class A Ordinary Share, par value of US$2.50 each, and Class B Ordinary Shares, par value of US$2.50 each, respectively. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from Share Consolidation will be rounded up to the next whole number. The Share Consolidation affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares.

The Share Consolidation was approved by the Company’s board of directors on May 8, 2026 and its shareholders on June 8, 2026.

About J-Star

J-Star Holding Co., Ltd. (NASDAQ: YMAT) is a holding company with operations conducted through subsidiaries in Taiwan, Hong Kong, and Samoa with its headquarters in Taiwan. J-Star’s predecessor group was established in 1970, and has accumulated over 50 years of know-how in material composites industry. J-Star develops and commercializes the technology on carbon reinforcement and resin systems. With decades of experience and knowledge in composites and materials, J-Star is able to apply its expertise and technology to design and manufacture a great variety of lightweight, high-performance carbon composite products, ranging from key structural parts of electric bicycles and sports bicycles, rackets, automobile parts to healthcare products. Visit j-starholding.com and ymacorp.com to learn more.

Forward Looking-Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and J-Star specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Matt Chesler, CFA

FNK IR

646-809-2183

investor@j-starholding.com

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